UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Audited Plan Financial Statements and Additional Information in Accordance with the Financial Reporting Requirements of ERISA	7 – 14

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
401 (k) Retirement Savings Plan

By:	/s/ Alfred J. Dermody
Alfred J. Dermody
Manager of Budget and Planning

Date: June 22, 2007

CROWN CORK & SEAL COMPANY, INC.

401(k) RETIREMENT SAVINGS PLAN

Financial Statements as of and for the years ended
December 31, 2006 and 2005

Additional information required for Form 5500
as of December 31, 2006

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4 – 7

Additional Information *

Schedule H — Schedule of Assets (Held at End of Year)	8

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting
and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Crown Cork & Seal, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This additional information is the responsibility of the Plan’s management. This additional information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC
Philadelphia, Pennsylvania
June 15, 2007

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Statements of Net Assets Available for Benefits

	As of December 31,

	2006		2005

ASSETS:
Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$2,758,525		$2,249,600
AIM Dynamics Fund	320,261		291,224
T. Rowe Price Equity Income Fund	1,159,652		1,041,119
Vanguard 500 Index Fund	35,867,803	*	35,163,659	*
Vanguard Balanced Index Fund	9,892,693	*	9,176,943	*
Vanguard Explorer Fund	9,388,587	*	12,366,745	*
Vanguard Extended Market Fund	2,047,525		1,803,622
Vanguard International Growth Fund	8,721,719	*	6,195,953
Vanguard Target Retirement 2005 Fund	1,557,132		1,616,742
Vanguard Target Retirement 2015 Fund	2,193,648		1,762,668
Vanguard Target Retirement 2025 Fund	594,752		357,573
Vanguard Target Retirement 2035 Fund	361,869		142,883
Vanguard Target Retirement 2045 Fund	557,275		335,456
Vanguard Target Retirement Income Fund	286,816		489,820
Vanguard Total Bond Market Index Fund	5,704,832		7,050,461

	81,413,089		80,044,468

Vanguard Retirement Savings Trust	49,097,112	*	51,734,974	*
Crown Holdings, Inc. Stock Fund	28,761,236	*	32,619,275	*

Participant Loans	2,500,555		2,507,336

Total investments	161,771,992		166,906,053

Receivables
Employer’s contributions	57,403		105,787
Participants’ contributions	285,279		454,448

Total receivables	342,682		560,235

Total assets	162,114,674		167,466,288

LIABILITIES	-		-

Net assets available for benefits	$162,114,674		$167,466,288

*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,

	2006	2005

Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income, investments	$5,578,950	$4,800,051
Interest income, participant loans	182,739	131,278
Net appreciation in fair value of investments	9,089,600	12,351,766

	14,851,289	17,283,095

Contributions:
Employer	1,279,885	1,381,161
Participant	7,122,885	6,585,414

	8,402,770	7,966,575

Total additions	23,254,059	25,249,670

Deductions from Net Assets Attributed to:
Benefits paid to participants	18,125,798	10,941,361
Asset transfers out	10,472,695	4,166,760
Miscellaneous fees	7,180	6,720

Total deductions	28,605,673	15,114,841

Net (decrease) / increase	(5,351,614)	10,134,829

Net assets available for plan benefits:
Beginning of year	167,466,288	157,331,459

End of year	$162,114,674	$167,466,288

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401 (k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Holdings, Inc. (the “Company”) may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) to assume both trustee and recordkeeping responsibilities.

During 2006, the Company sold its health and beauty business. As a result of this transaction, participant account balances of employees of this business were transferred out of the Plan on December 8, 2006 in the amount of $10,472,695. During 2005, the Company sold its plastic closures business. As a result of this transaction, participant account balances of employees of this business were transferred out of the Plan on December 5, 2005 in the amount of $4,166,760.

Contributions

The Plan has two contribution components: a participant salary deferral 401(k) component and a Company matching contribution component. The plan allows before-tax employee contributions of 2% to 30%. Contribution amounts are subject to certain limitations. The Company makes matching contributions equal to 50 percent of the employee’s contribution, from 3% up to 6% of compensation, depending on the employer company. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in accordance with participant investment directions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the participant’s allocation of the Company’s contribution, as described above. Plan earnings are allocated to the participant’s account based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on loans outstanding as of December 31, 2006 range from 5.0% to 13.7%. Principal and interest is paid ratably through monthly payroll deductions. A participant may not have more than two outstanding loans at any one time.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or substantially equal periodic installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or company stock at the participant’s election.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future employer contributions, were $48,210 and $32,653 at December 31, 2006 and 2005, respectively. Forfeitures used to offset employer contributions in 2006 and 2005 totaled $20,000 and $0, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Vanguard Retirement Savings Trust is a common / collective trust that is valued based on a net unit value of the fair value of the underlying securities at year-end as determined by the trustee. The underlying investments are primarily in a pool of investment contracts, which provide for withdrawals at fair value, which approximates contract value. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3 — INVESTMENTS

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,

	2006	2005

Registered investment companies	$7,438,132	$1,861,866
Common stock	1,651,468	10,489,900

Net appreciation in fair value of investments	$9,089,600	$12,351,766

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

NOTE 4 — RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and common/collective trusts managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan also invests in shares of the Company’s stock through the Crown Holdings, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 5 — PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 6 — TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). The Plan has been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 — PLAN AMENDMENTS

The Plan was amended, effective January 1, 2006, to adopt IRS regulations regarding the definition of a qualified emergency and participants’ excess elective deferrals. The Plan was further amended, effective May 1, 2007, to adopt IRS regulations regarding Roth participant contributions.

Additional Information

Required for Form 5500

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Schedule of Assets (Held at End of Year)
December 31, 2006

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan,          EIN 23-1526444           Plan No. 100

Form 5500, Schedule H, Line 4i:

	Identity of Participant-Directed Issues	Investment Type	Current Value

	American Century Equity Income Fund	Registered Investment Company	$2,758,525
	AIM Dynamics Fund	Registered Investment Company	320,261
	T. Rowe Price Equity Income Fund	Registered Investment Company	1,159,652
*	Vanguard 500 Index Fund	Registered Investment Company	35,867,803
*	Vanguard Balanced Index Fund	Registered Investment Company	9,982,693
*	Vanguard Explorer Fund	Registered Investment Company	9,388,587
*	Vanguard Extended Market Index Fund	Registered Investment Company	2,047,525
*	Vanguard International Growth Fund	Registered Investment Company	8,721,719
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	1,557,132
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	2,193,648
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	594,752
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	361,869
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	557,275
*	Vanguard Target Retirement Income Fund	Registered Investment Company	286,816
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	5,704,832
*	Vanguard Retirement Savings Trust	Common/Collective Trust	49,097,112
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	28,761,236
*	Participant Loans	Participant Loans (5.0% - 13.7%)	2,500,555

Total Assets (Held at End of Year)			$161,771,992

*   Party-in-Interest as defined by ERISA

Cost column not required to be reported as all investments are participant directed.